FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY INTUIT INC.
[INTUIT LETTERHEAD]
April 6, 2006
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc: Kari Jin — Staff Accountant

Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2005
Filed September 26, 2005
Form 10-Q for the Quarterly Period Ended October 31, 2005
Filed December 5, 2005
Form 10-Q for the Quarterly Period Ended January 31, 2006
Filed March 9, 2006
Form 8-K filed November 16, 2005

SEC File No. 0-21180
Dear Ms. Collins:
     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated March 23, 2006 relating to the above referenced filings of Intuit Inc.
     We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
     Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
     Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our responses to Comments 4 and 6. We request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause Intuit competitive harm. In the event that the Staff receives a request for access to the confidential

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portions herein, whether pursuant to FOIA or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned with a copy to the office of our General Counsel.
Form 10-K for the Fiscal Year Ended July 31, 2005
Management’s Discussion & Analysis (MD&A) of Financial Condition and Results of Operations
Results of Operations, page 27
Comment:
1.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (i.e. revenue, cost of revenue and operating expenses). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III.D of SEC Release 33-6835. In addition, tell us how you considered removing vague terms such as “primarily” in favor of specific quantifications.
Response:
     We have given consideration to quantifying each source that contributed to a material change pursuant to Section III.D of SEC Release 33-6835 (May 18, 1989). We have also reviewed Regulation S-K, Item 303(a), Instruction 4, which requires registrants to discuss the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole,” and related guidance. While we respectfully submit that we have complied with the regulations and guidance in our MD&A disclosure in the Form 10-K, we believe that in future filings we will be able to provide greater specificity in significant areas such as revenue, cost of revenue, and operating expenses. However, some other areas such as interest and other income and income taxes may not be as easy to quantify specifically. Nevertheless, we will strive to quantify these areas as well, and will do so if they are indicative of a material trend in our business or operating results.
     In accordance with the Commission’s instructions, we seek to identify in our annual report on Form 10-K the factors in material period-to-period change that we believe indicate how the business is operating and that are reflective of known material trends in the business. When we list several factors, we generally list them in order of importance or impact on the period-to-period change. In some cases, we have concluded that a specific quantification of the factors is not necessary to an understanding of the material change because such information is already available in a table within MD&A or elsewhere in the report. For example, in discussing the increase in net revenue from fiscal 2004 to fiscal 2005, we identify growth in our QuickBooks-Related segment and our Consumer Tax segment as primary factors contributing to the change. We do not provide the specific quantification since a table showing net revenue by segment is included in the MD&A.
     In the Form 10-K, we have also used terms such as “primarily” to indicate that the stated reason or reasons accounted for a substantial majority of the variation from period to period. In some circumstances, where multiple factors contribute to these changes, it is not possible to quantify the impact of the individual factors with sufficient specificity to support numerical or

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percentage statements. This can occur because the change is the result of a combination of two or more listed factors. For example, in our discussion of the changes in QuickBooks-Related revenue from fiscal 2003 to fiscal 2004, we note that the causes of the increase were growth in the customer base, price increases and the successful launch of our higher-priced Enhanced Payroll Plus offering. Because of the inter-related nature of these three factors, it is difficult for us to quantify specifically the contribution of each one. In addition, we generally exclude from the discussion other factors that individually account for an immaterial portion of the variance from period to period.
     Notwithstanding the foregoing, in an effort to provide more transparent disclosure in future filings, we will strive to quantify more specifically the impact of the significant factors that contribute to material period-to-period changes, to the extent this information is necessary to an understanding of our business and operating results and is reasonably quantifiable. We will also seek to reduce our reliance on vague terms in describing period-to-period changes.
Notes To Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Product Revenue, page 63
Comment:
2.	In page 5, you indicate that the Company offers a range of financial supplies designed for small businesses, such as paper checks, envelopes, invoices and deposit slips. We further note from your disclosures on page 13 that you use John H. Harland Company exclusively to fulfill orders for all of your printed checks and most other products for your financial supplies business. Tell us how you considered EITF 99-19 in accounting for revenue from the sale of such products. Also, tell us if you hold any inventory for these products.
Response:
Background
     Our QuickBooks’s Financial Supplies Group markets a line of printed products that have been customized to work with Intuit QuickBooks and Quicken software as well as non-printed products. The printed products allow for software users to maximize the software’s automation features in printing invoices, statements, checks, and other business forms. The printed products can be customized at the customer’s option to include customer specific information (name and address) or logos and other designs using an Intuit website.
     We contract with John H. Harland Company (Harland) to fulfill orders, including customized orders, on an outsourced contract manufacturing basis and deliver products directly to the customer. The arrangement with Harland is not exclusive over its term, and we have the option of using other suppliers in the fulfillment of orders. However, for fiscal 2006, we have elected to use Harland exclusively, and we can change that election annually. Title to the products passes directly from Harland to the customer. We never hold title to the products, and we do not hold inventory for these products. We are responsible for setting and collecting the sales price from the customer and are obligated to pay the supplier when the products are delivered, regardless of whether the sales price has been collected. We collect payments from

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customers using electronic funds transfers, credit cards and checks, and we extend 30-day payment terms to certain customers after performing a credit evaluation. Our profit is based on the difference between the sales price negotiated with the customer and the price charged by Harland. The order contract between us and the customer requires the customer to seek remedies for defects from us. We are responsible for seeking remedies from Harland for defects. We are responsible for customer claims resulting from errors in specifications.
Evaluation
     After applying the indicators of gross revenue reporting and net revenue reporting set forth in EITF 99-19, we have concluded that revenue from the sales of financial supplies should be reported based on the gross amount billed to the customer. Indicators of gross reporting include the following:
•	Intuit is the primary obligor to the customer;

•	Intuit has complete latitude in negotiating the selling price for the products and selecting a fulfillment partner among alternatives;

•	Intuit earns a variable amount in the transaction equal to the difference between the selling price negotiated with the customer and the amount to be paid to the fulfillment partner; and

•	Intuit has credit risk from financing amounts billed to customers as accounts receivable or by collecting from customers through electronic funds transfer or credit cards.
     We refer the Staff to the attached Exhibit A for a more complete analysis of the factors under EITF 99-19 supporting our conclusion regarding gross revenue reporting.
Multiple Element Arrangements, page 63
Comment:
3.	We note that the Company offers several technical support plans as well as other services (i.e. web services, tax filing services, consulting, training, etc.). With regards to your multiple element arrangements, which include products and services please explain the following:
•	Tell us how you account for arrangements that include product and technical support services (PCS). For instance, tell us if the product licenses are term licenses or perpetual licenses and tell us your accounting treatment for each.

•	You indicate that if VSOE does not exist for undelivered items that are services, then you recognize the entire arrangement fee ratably over the service period. Do you ever sell arrangements that include product and several service elements (i.e. PCS and training)? If so, tell us how you account for such arrangements if you do not have VSOE for each of the undelivered service elements. That is, tell us how you determine the service period over which you recognize revenue.

•	Please provide examples of the specific products and services that fall within the categories on which the Staff is commenting. For instance, we note that service revenues include electronic tax filing services included in your consumer and professional tax products. Do you consider the products sold with such services to be multiple element arrangements and if so, where do such products fall within your policy discussion of multiple element arrangements?

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Response:
     Substantially all of our software license agreements are perpetual licenses. We recognize revenue on perpetual licenses at the time of sale if we meet the following criteria:
•	Persuasive evidence of an arrangement exists;

•	The product has been delivered;

•	Fee is fixed or determinable; and

•	Collectibility is probable.
     Substantially all of our offerings include a product (primarily shrink wrap software) and post-delivery telephone support which we consider PCS in accordance with SOP 97-2, paragraphs 56-61. We believe our PCS cost is insignificant and therefore accrue the estimated cost of PCS at the time of sale of the software. We refer the Staff to our response to Comment 4 for additional detail on insignificant PCS (SOP 97-2, paragraph 59). Our customers may also receive software patches for minor bugs or errors in the original release of the software which we consider to be warranty costs that should be accounted for in conformity with FASB Statement No. 5, rather than being treated as PCS (see TPA 5100.43). To date, the cost of bug fixes has not been significant. Other than the bug fixes noted above we do not provide our customers with updates and upgrades to the software licenses other than in limited instances such as Quickbooks Enterprise Solutions (QBES), as explained in more detail below.
     For our QuickBooks software we sell additional technical support plans for periods ranging from 30 days to one year. We have established VSOE for these plans based on standalone sales subsequent to the initial product sales and renewals of technical support plans. We amortize the fees associated with those plans over the term of the plan contract.
     We sometimes enter into multiple element arrangements that include product and several service elements, including PCS and training. When we have VSOE of fair value of each element, we allocate revenue to the various elements based on that VSOE of fair value and recognize the revenue for each element as it is delivered or over the contract period as appropriate to the element. We have no material multiple element arrangements that include more than one undelivered service element for which we do not have VSOE of fair value. We are able to establish VSOE of fair value of each element in substantially all of our multiple element arrangements. When we do not have VSOE of fair value of a service element in an arrangement, we recognize the revenue from the arrangement as the services are delivered. We will modify our future filings to clarify this accounting policy.
     Two specific examples of multiple element arrangements that fall within the categories on which the Staff has commented are the following:
•	We sell TurboTax product for federal income tax preparation. As noted by the Staff in Comment 3 of its letter, in certain circumstances we include electronic tax filing services in our TurboTax product offering. We consider these product offerings multiple element arrangements. We have established VSOE of fair value for each of the elements in this bundle through separate standalone sales of each element in the arrangement, including the electronic tax filing services. We then allocate the discount on the total arrangement to each element of the transaction based on the relative VSOE of fair value for each element (SOP 97-2, paragraph 10). We recognize revenue associated with each element when the element is delivered.

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•	As part of our QBES product we include technical support, which includes updates and upgrades, as part of the offering. We have not established VSOE of fair value for this technical support. Therefore, we recognize the revenue from the offering ratably over the service contract period, generally one year.
Customer Service and Technical Support, page 64
Comment:
4.	You indicate that the Company does not defer the recognition of revenue associated with sale of certain products, since the cost of providing the free technical support is insignificant. Tell us for which products you do not defer technical support revenue and provide an analysis of the revenue from those product sales to the PCS costs, which supports your conclusions with regards to the significance of such costs. Refer to paragraph 59 of SOP 97-2.
Response:
     We provide PCS for our shrink wrap products. PCS consists mainly of phone support for installation related questions. Our software is generally easy to install and does not require significant installation assistance. We generally do not provide updates or upgrades as part of PCS. In accordance with paragraph 59(c) of SOP 97-2 we have determined that the technical support costs of the associated revenue are insignificant. At the time of sale we accrue the estimated cost of providing PCS.
     We have established an operating process for continual monitoring of our PCS costs to ensure that we are able to continue to conclude PCS is insignificant throughout the year. For example, we periodically collect and review forecasts of PCS costs (including period to date actual costs), and revenues for the related products, from each of our product families.
     We have historically released the new versions of our products on an annual basis. Therefore, annually we perform a detailed analysis to support our conclusion that PCS as a percent of the associated revenue is insignificant and to validate our monitoring process.
     The PCS costs, related revenue, and cost as a percentage of revenue for the 12 months ended July 31, 2005 are shown in the table below and are taken from our annual validation process. Dollars are in thousands.

Product Family	Support Costs (1)	Revenue (2)	Support costs as a percentage of revenue
TurboTax	[***]	[***]	[***]
QuickBooks	[***]	[***]	[***]
Quicken	[***]	[***]	[***]
Pro Series & Lacerte	[***]	[***]	[***]

(1)	Support costs include costs associated with included technical support only.

(2)	Revenue only includes the revenue directly related to products for which we include technical support.
***Confidential Treatment Requested by Intuit. Portions of the information requested by the Staff in Comment 4 are confidential. Accordingly, the confidential information has been redacted pursuant to 17 C.F.R. § 200.83, and Intuit’s complete response will be provided supplementally to the Staff in hard copy only.

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     We believe the above percentages support the assertion that our PCS is insignificant as described in paragraph 59 of SOP 97-2 and that the accrual of such costs at the time of sale is appropriate.
Note 4. Goodwill and Purchased Intangible Assets, page 74
Comment:
5.	We note that the Company is amortizing certain intangibles, such as customer lists and purchased technology over a period of two to seven years. Provide a breakdown of these intangibles by their useful lives. For the portion of such assets that have useful lives of five years or beyond, tell us how you determined the adequacy of this amortization period.
Response:
     Attached as Exhibit B to this letter is a breakdown of these intangibles by their useful lives. We determine the adequacy of the amortization periods assigned to intangibles based upon expected cash flows, estimated life of the revenue stream and the period over which we expect to use the acquired intangibles. These intangibles were a result of acquisitions of companies or specific identifiable assets. The expected cash flows are determined by management in conjunction with independent valuation specialists who assist us in the original allocation of initial value, determination of estimated cash flows and assignment of estimated useful lives.
Note 12. Income Taxes, page 88
Comment:
6.	In page 34, you indicate that “reversal of reserves” for $25.7 million and $35.7 million in fiscal year 2005 and 2004, respectively is related to potential income tax exposures that were resolved. Your disclosures in Note 1 indicate that the Company recognizes liabilities for anticipated tax audit issues in the US and other tax jurisdictions based on your estimate of whether, and to the extent to which, additional taxes will be due. Tell us how you applied the guidance in SFAS 5 in determining the probability of the tax position being sustained on audit by the taxing authorities. Did you factor in whether or not the tax position will be audited by the taxing authorities in your assessment? Tell us the amount of reserves currently outstanding for pending tax positions and tell us what consideration you have given to disclosing such reserves. Please provide a detailed explanation of the nature of tax issues that resulted in such reserves and when the reserves were originally recorded. Also, tell us how you determined that the potential income tax exposure was resolved.
Response:
     In accordance with SFAS 5, for each potential exposure, including the one in the Staff’s Comment 6 above, we identify the specific risks that our tax position might be challenged on audit. We analyze those risks, based upon our understanding of the position based upon current tax law, and reach a conclusion as to whether the position is likely to be sustained. We take many factors into consideration, such as expert advice; other companies’ experiences on similar issues; and internal research and analysis. From this analysis we determine whether the loss is probable

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and then determine our best estimate of our tax liability. The best estimate is based not only on the assessment of a position but may take into consideration subjective negotiation that may take place with an auditor. In arriving at the probability and our best estimate of loss we do not consider whether or not the tax position will be audited by the taxing authorities. We assume that the tax authorities will audit our tax positions.
     In general, we release reserves in the appropriate period when the statute of limitations on assessment ends or there has been an identifiable event warranting an adjustment to the reserve such as: changes in the tax law (case law, statutory change, or otherwise); changes in the tax authorities’ formal stated position on the issue; or upon audit results or closures. Additionally, to the extent that tax attributes carry forward and are used in subsequent tax years, exposures or tax contingencies are maintained until the statutes lapse for the subsequent tax years.
     The reserves released in 2005 and 2004 were released in the appropriate period when the related statute of limitations expired.
     Total reserves outstanding for pending tax positions as of January 31, 2006 were as follows:
     [***]
     [***]
     [***]
     [***]
     [***]
     [***]

***Confidential Treatment Requested by Intuit. Portions of the information requested by the Staff in Comment 6 are confidential. Accordingly, the confidential information has been redacted pursuant to 17 C.F.R. § 200.83, and Intuit’s complete response will be provided supplementally to the Staff in hard copy only.
Form 10-Qs for the Quarterly Periods Ended October 31, 2005 and January 31, 2006
Comment:
7.	With respect to the Company’s adoption of SFAS 123(R), please explain the following:
•	We note that the Company estimates the volatility of your common stock based on the implied volatility of two-year publicly traded options on your common stock. Tell us how you considered each of the factors in Question 4 of SAB 107 in determining that use of the implied volatility is appropriate.

•	You indicate that for options granted before August 1, 2005, you amortized the fair value on an accelerated basis. Please confirm that for awards granted prior to the adoption of SFAS 123R, you are continuing to calculate the compensation cost

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using the attribution method that was used under SFAS 123 in your pro forma disclosures. See paragraph 74 of SFAS 123R.
Response:
     In implementing SFAS 123(R) we evaluated the Staff’s guidance in SAB 107 and specifically considered that guidance as it relates to the use of a volatility assumption. With the assistance of a third party consultant, we performed a volatility study, with the goal of determining whether to use an historical stock price volatility assumption, an implied option price volatility assumption, or some combination thereof. In performing the study, we noted that SFAS 123(R) and SAB 107 provide guidance which states that implied volatility may be a better estimate of expected volatility in cases where the company does not believe it is reasonable to assume that past stock price behavior is likely to be indicative of expected future stock price behavior.
     We believe we have met the four criteria set forth in questions 3 and 4 of SAB 107 and have addressed each of these topics below. In this regard, we have engaged a third party consultant to assist us in meeting our responsibility to make the calculation of volatility in all cases noted below. We use a Black-Scholes valuation model that is based upon a constant volatility assumption, and we utilize the following information in our calculation of implied volatility:
     1. Volume of Market Activity
     We have considered the volume of trading in our underlying shares as well as our traded options in determining our reliance on implied volatility. There is an active market for Intuit’s common stock and traded options on major exchanges.
     2. Synchronization of the Variables
     Question 3 of item D.1 of SAB 107 indicates that the implied volatility of traded options and underlying shares should be derived as of a point in time as close to the grant of the employee share options as reasonably practicable. We measure the market prices of both the traded options and underlying shares on the same date as the grant date of the options. The only exception is when the market is closed on the grant date. In that case, we use the prior trading day’s closing price to set the option price and use that prior trading day’s volatility for purposes of valuation.
     3. Similarity of Exercise Prices
     Question 3 of item D.1 of SAB 107 indicates that when valuing an at-the-money employee share option, the implied volatility derived from at- or near-the-money traded options generally would be most relevant. Footnote 48 of Question 3 and footnote 54 of Question 4 of item D.1 of SAB 107 indicates that a company may use a weighted-average implied volatility based on traded options that are either in-the-money or out-of-the-money. The traded options that we use to calculate our implied volatility include options that are both near-the-money and close to the exercise price of the employee stock options. Because the grant price of our employee stock options is equal to the fair market value on the date of grant, the near-the-money traded options are also the traded options that are close to the exercise price of the employee stock options. With the assistance of a third party consultant we have calculated the implied volatilities using the trading activity for a particular day. We have weighted the traded options based on

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their nearness to the money and the length of the maturity (options closer to 730 days are given a greater weight). We gave more weight to the near-the-money options in the calculation of our implied volatility because they are more actively traded and the exercise prices of these options are closer to the exercise prices of the employee stock options.
     4. Similarity of Length of Terms
     As noted in Question 4 of item D.1 of SAB 107 the Staff indicated that it would not object to a company placing exclusive reliance on implied volatility when the remaining maturities of the traded options on which the estimate is based are at least one year. The remaining maturities of the traded options on which we based the 730 day implied volatility estimates are more than one year. As stated above, we compute the 730 day implied volatility based upon all trading activity for a particular day. We weight options with maturities near two years with more significance than options with maturity dates of greater than two years or less than two years.
     For options granted prior to August 1, 2005 for which we disclosed pro forma compensation expense using an accelerated attribution method in accordance with SFAS 123, we confirm that we continue to record the compensation expense on the same accelerated basis following our adoption of SFAS 123(R).
Form 8-K filed November 16, 2005
Comment:
8.	We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP cost of product revenue, non-GAAP cost of service revenue, non-GAAP research and development, non-GAAP income tax benefit, etc.):
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(l)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

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Response:
     We have reviewed Item 10(e)(l)(i)(C) and (D) of Regulation S-K and have sought to ensure that our disclosures of non-GAAP financial measures in our quarterly earnings materials comply with the regulation and the related FAQ and provide transparent and useful information to investors. To that end, we have included a page entitled “About Non-GAAP Financial Measures” in our last three reports on Form 8-K that discusses: the manner in which management uses non-GAAP financial measures to conduct and evaluate our business; the substance behind management’s decision to use such measures; the limitations of non-GAAP measures; and the reasons management believes the non-GAAP measures are useful to management and investors. This page also discusses in detail each category of item excluded from our non-GAAP financial measures and discusses the economic substance underlying the exclusion of these items.
     We believe that our presentation and reconciliation of non-GAAP measures provides investors with a transparent understanding of the items excluded from our non-GAAP measures, which are specifically used by management to evaluate the business and operating segments, measure executive performance (as discussed in our proxy statement for our 2005 annual meeting), and plan for future business operations, budgets and investments.
     Notwithstanding the foregoing, in response to the Staff’s comment, we intend to enhance our disclosures in future filings to include an explanation for each non-GAAP financial measure, including subtotals and totals, to describe in more detail the relevance and use by management of those measures. Using our disclosures from a previously filed Form 8-K as an example, we propose to modify future reports on Form 8-K to include substantially the information set forth in Exhibit C to this letter with respect to our use of non-GAAP financial measures.
     This proposed disclosure and other disclosures under the heading “About Non-GAAP Financial Measures” would be subject to further modification if management’s use of non-GAAP measures changes in the future.

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     Pursuant to the Staff’s request, the company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891, Laura Fennell, our Vice President / General Counsel, at (650) 944-3631, or me at (650) 944-6000. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Intuit Inc.
/s/ Kiran M. Patel
Kiran M. Patel
Senior Vice President and Chief Financial Officer

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EXHIBIT A
Analysis under EITF 99-19 of Sales of Financial Supplies
Indicators of Gross Revenue Reporting
The company is the primary obligor in the arrangement (EITF 99-19, para. 7)
     Yes. Intuit is responsible for marketing communications to the customer. Intuit provides and manages marketing materials, offers and incentives to drive customers to purchase the products and services. Intuit maintains order-taking and customer service call centers in Fredericksburg, VA and Chennai, India for customer interfaces. Additionally, Intuit is responsible for the website where customization orders are designed and approved by customers.
     Intuit is responsible for order taking. Orders can be placed either through the Intuit call center or through a website. Intuit maintains a custom order entry and processing system which manages customer orders. These orders are transmitted to Harland’s order fulfillment system on a real-time basis.
     Intuit is the “face” to the customer, such that the customer believes that Intuit is responsible for fulfillment of the order and other order related obligations. Order-related materials and packaging are clearly labeled “Intuit” and Harland is invisible to the customer.
The company has general inventory risk (before customer order is placed or upon customer return) (EITF 99-19, para. 8)
     No. Intuit does not bear general inventory risk. Harland bears general inventory risk.
The company has latitude in establishing price (EITF 99-19, para. 9)
     Yes. Intuit is responsible for setting the price paid by the customer. Prices that Intuit pays to Harland for the supplies are fixed by our contract with Harland. Intuit is responsible for setting the price of customization options offered to the customer.
The company changes the product or performs part of the service (EITF 99-19, para. 10)
     Yes. Intuit maintains a series of customization tools located on a website where a customer can include many types of personal information on the imprinted products. Questions or queries relating to customization (including customer review and acceptance of the custom orders) are managed by Intuit personnel in Intuit’s call centers.
The company has discretion in supplier selection (EITF 99-19, para. 11)
     Yes. The arrangement with Harland is not exclusive over its term. Intuit has the option of using other suppliers in the fulfillment of orders for the Financial Supplies Group. However, for fiscal 2006, Intuit has elected to use Harland exclusively, and Intuit can change that election annually.
Intuit is involved in the determination of product or service specifications (EITF 99-19, para. 12)
     Yes. Intuit has control over product and service specifications, and sets specific requirements and service level agreements relating to order fulfillment, monthly reporting and inventory control. Intuit is responsible for product design and features (form size, color, typeface) and the design and development of new products to be offered in our product catalog.

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     The company has physical loss inventory risk (after customer order or during shipping) (EITF 99-19, para. 13)
     No. Intuit does not take physical title to the customers’ orders during the fulfillment process.
The company has credit risk (EITF 99-19, para. 14)
     Yes. Intuit bears credit risk. At time of order, customers can either pay for the order via credit card or apply for credit. Credit applications are completed by the customer and reviewed and approved by Intuit. Transactions not settled via credit card are settled by electronic funds transfer or check. Approximately 50% of transactions are settled via credit card with the remaining 50% settled by EFT or check.
Indicators of Net Revenue Reporting
The supplier (not the company) is the primary obligor in the arrangement (EITF 99-19, para. 15)
     No. We respectfully direct the Staff to our response above regarding Intuit as the primary obligor. Based upon Intuit’s role with the customer, Intuit should be considered the primarily obligor in the arrangement. The customer has no direct interface with Harland and would not consider Harland as a principal in the transaction. We also note that Intuit has the option of using other suppliers to fulfill customer orders.
The amount the company earns is fixed (EITF 99-19, para. 16)
     No. We respectfully direct the Staff to our response above regarding Intuit’s latitude in establishing pricing. Intuit has the authority to set prices for the products and services based upon the market for those products and services.
The supplier (and not the company) has credit risk (EITF 99-19, para. 17)
     No. As noted above in our discussion of credit risk, the supplier has no credit risk as it relates to the customer.

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EXHIBIT B
Intuit, Inc.
Summary of Purchased Intangibles

Intangible Asset Category	Life in Years	Net Balance at July 31, 2005	Fiscal Year Acquired	Comments

Customer Lists	2-4	13,220	See Comments	Primarily the FY04 acquisition of “IMS”, a merchant account services company ($9.4M); and the FY05 acquisition of “Metavante”, online financial services customers ($ 3.5M).
5	1,907	FY01	Acquisition of “TAASC”, a professional tax software product. A valuation was performed by an independent consultant. The
assigned life of 5 years was based upon the estimated life of revenue streams derived from customer lists after taking
				historical attrition rates into account.
5	14,846	FY03	Acquisition of Wells Fargo payroll customer lists. A valuation was performed by an independent consultant. The assigned life of 5 years was based upon the estimated life of revenue streams derived from customer lists after taking historical attrition
				rates into account.
6	3,538	FY02	Acquisition of “CBS” a full-service payroll company. A
valuation was performed by an independent consultant. The
assigned life of 6 years was based upon the estimated life of revenue streams derived from customer lists after taking
				historical attrition rates into account.
7	13,734	FY02	Acquisition of “Eclipse”, a contractor-based software company.
A valuation was performed by an independent consultant. The
assigned life of 7 years was based upon the estimated life of revenue streams derived from customer lists after taking
				historical attrition rates into account.
Total Customer Lists	2-7	47,245

Purchased Technology	2	132	FY03	Acquisition of “It’s Deductible”, a tax-related software company.
5	1,954	FY02	Acquisition of “Omware”, a construction-based software company.
A valuation was performed by an independent consultant. The
assigned life of 5 years was based on projected cash flows
derived from the estimated life of acquired technology.
5	143	FY01	Acquisition of “TAASC”, a professional tax software product. A valuation was performed by an independent consultant. The
assigned life of 5 years was based on projected cash flows
derived from the estimated life of acquired technology.
5	1,220	FY01	Acquisition of “Employee Matters”, a human resource provider. A valuation was performed by an independent consultant. The
assigned life of 5 years was based on projected cash flows
derived from the estimated life of acquired technology.
5	646	FY02	Acquisition of “CBS” a full-service payroll company. A
valuation was performed by an independent consultant. The
assigned life of 5 years was based on projected cash flows
derived from the estimated life of acquired technology.

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6	5,440	FY02	Acquisition of “MRI” a real estate solutions software company.
A valuation was performed by an independent consultant. The
assigned life of 6 years was based on projected cash flows
derived from the estimated life of acquired technology.
7	4,466	FY02	Acquisition of “Eclipse”, a contractor-based software company.
A valuation was performed by an independent consultant. The
assigned life of 7 years was based on projected cash flows
derived from the estimated life of acquired technology.
7	4,627	FY03	Acquisition of “RTI” a small business point of sale software product. A valuation was performed by an independent
consultant. The assigned life of 7 years was based on projected cash flows derived from the estimated life of acquired
technology.
Total Purchased Technology	2-7	18,628

Trade Names & Logos	5	176	FY02	Acquisition of “Omware”, a construction-based software company.
A valuation was performed by an independent consultant. The
assigned life of 5 years was based on the period Intuit expects
				to use the acquired trade names and logos.
5	79	FY03	Acquisition of “It’s Deductible”, a tax-related software. A
valuation was performed by an independent consultant The
assigned life of 5 years was based on the period Intuit expects
				to use the acquired trade names and logos.
	5	284	FY03	Acquisition of Canadian TaxWiz, consumer software product. The assigned life of 5 years was based on the period Intuit expects to use the acquired trade names and logos.
5	868	FY02	Acquisition of “MRI” a real estate solutions software company.
A valuation was performed by an independent consultant. The
assigned life of 5 years was based on the period Intuit expects
				to use the acquired trade names and logos.
5	109	FY01	Acquisition of “Employee Matters”, a human resource provider. A valuation was performed by an independent consultant. The
assigned life of 5 years was based on the period Intuit expects
				to use the acquired trade names and logos.
7	1,701	FY02	Acquisition of “Eclipse”, a contractor-based software company.
A valuation was performed by an independent consultant. The
assigned life of 7 years was based on the period Intuit expects
				to use the acquired trade names and logos.
Total Trade Names & Logos	5-7	3,217

Covenants Not to Compete	2-4	588	Multiple acquisitions

Total Purchased Intangible Assets, net		69,678

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EXHIBIT C
INTUIT INC.
ABOUT NON-GAAP FINANCIAL MEASURES
Table A2 contains non-GAAP financial measures. Tables B1 and B2 reconcile the non-GAAP financial measures in Table A2 to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP). Tables E1 and E2 reconcile the non-GAAP financial measures found in the accompanying document entitled “Intuit Facts” to the most directly comparable financial measures prepared in accordance with GAAP.
Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.
We believe that these non-GAAP financial measures provide meaningful supplemental information regarding Intuit’s operating results because they exclude amounts that we do not consider part of ongoing operating results when assessing the performance of the organization. Management does not use the excluded items in assessing the performance of the organization, our operating segments or our senior management. We believe that our non-GAAP financial measures also facilitate the comparison of results for current periods and guidance for future periods with results for past periods. We exclude the following items from our non-GAAP financial measures:
•	Share-based compensation expenses. Our non-GAAP financial measures exclude share-based compensation expenses, which consist primarily of expenses for stock options and purchases of common stock under our Employee Stock Purchase Plan that we began recording under SFAS 123(R) in the first quarter of fiscal 2006. Share-based compensation expenses also include expenses for restricted stock and restricted stock units, which we recorded under GAAP accounting rules for all periods presented. We exclude share based compensation expense from GAAP cost of product revenue in arriving at non-GAAP cost of product revenue. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and our senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases. Beginning in the quarter ended January 31, 2006, we have begun excluding compensation expense related to restricted stock and restricted stock units from our non-GAAP results, consistent with our historical treatment of compensation expense related to employee stock options. All historical non-GAAP results and forward-looking guidance reflect this change. We compute weighted average dilutive shares using the method required by SFAS 123(R) for both GAAP and non-GAAP diluted net income per share.

•	Amortization of purchased intangible assets, acquisition-related charges, charges for purchased research and development, and loss on impairment of goodwill and purchased intangible assets. In accordance with GAAP, amortization of purchased intangible assets in cost of revenue includes amortization of software and other technology assets related to acquisitions and acquisition-related charges in operating expenses includes amortization of other purchased intangible assets such as customer lists and covenants not to compete. GAAP operating income or loss also includes charges for in-process research and development that we obtain in connection with acquisitions as well as losses on impairment of goodwill and other purchased intangible assets. We exclude these items from our non-GAAP operating income or loss because we believe that excluding these items facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories.

•	Gains and losses on marketable equity securities and other investments. We exclude these amounts from our non-GAAP net income or loss because they are unrelated to our ongoing business operating results.

•	Income taxes. Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates for those periods because non-GAAP income tax expense or benefit excludes certain GAAP discrete tax items, including the reversal of reserves related to potential income tax exposures that have been resolved as well as the effects of the items excluded above. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations.

•	Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic

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goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations but continue to include them in GAAP net income or loss and net income or loss per share. We exclude these amounts from our non-GAAP net income or loss and net income or loss per share because they are unrelated to our ongoing business operations.
The following describes each non-GAAP financial measure, the items excluded from the most directly comparable GAAP measure in arriving at that non-GAAP financial measure, and the reasons we exclude those amounts in arriving at the non-GAAP financial measure.
(A)	Cost of product revenue. We exclude share based compensation expense from GAAP cost of product revenue in arriving at non-GAAP cost of product revenue. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases.

(B)	Cost of service revenue. We exclude share based compensation expense from GAAP cost of service revenue in arriving at non-GAAP cost of service revenue. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases.

(C)	Selling and marketing. We exclude share based compensation expense from GAAP selling and marketing in arriving at non-GAAP selling and marketing. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases.

(D)	Research and development. We exclude share based compensation expense from GAAP research and development in arriving at non-GAAP research and development. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases.

(E)	General and administrative. We exclude share based compensation expense from general and administrative in arriving at non-GAAP general and administrative. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases.

(F)	Total costs and expenses. We exclude share based compensation expense, amortization of purchased intangible assets and acquisition-related charges from total costs and expenses in arriving at non-GAAP total costs and expenses. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases. We exclude amortization of purchased intangible assets and acquisition-related charges from our non-GAAP financial measures because we believe that excluding these items facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories.

(G)	Operating income from continuing operations. We exclude share based compensation expense, amortization of purchased intangible assets and acquisition-related charges from operating income from continuing operations in arriving at non-GAAP operating income from continuing operations. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison

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of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases. We exclude amortization of purchased intangible assets and acquisition-related charges from our non-GAAP financial measures because we believe that excluding these items facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories.

(H)	Income from continuing operations before income taxes. We exclude share based compensation expense, amortization of purchased intangible assets, acquisition-related charges and gains on marketable equity securities and other investments, net from income from continuing operations before income taxes in arriving at non-GAAP income from continuing operations before income taxes. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases. We exclude amortization of purchased intangible assets and acquisition-related charges from our non-GAAP financial measures because we believe that excluding these items facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories. We exclude gains on marketable equity securities and other investments, net from our non-GAAP financial measures because they are unrelated to our ongoing business operating results.

(I)	Income tax provision. Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates for those periods because non-GAAP income tax expense or benefit excludes certain GAAP discrete tax items, including the reversal of reserves related to potential income tax exposures that have been resolved. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations.

(J)	Net income from continuing operations. We exclude share based compensation expense, amortization of purchased intangible assets, acquisition-related charges and gains on marketable equity securities and other investments, net from net income from continuing operations in arriving at non-GAAP net income from continuing operations. In addition, we adjust the GAAP income tax provision because our historical non-GAAP effective tax rates differ from our GAAP effective tax rates for those periods because non-GAAP income tax expense or benefit excludes certain GAAP discrete tax items, including the reversal of reserves related to potential income tax exposures that have been resolved. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases. We exclude amortization of purchased intangible assets and acquisition-related charges from our non-GAAP financial measures because we believe that excluding these items facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories. We exclude gains on marketable equity securities and other investments, net from our non-GAAP financial measures because they are unrelated to our ongoing business operating results.

(K)	Net income and net income per share. We exclude share based compensation expense, amortization of purchased intangible assets, acquisition-related charges and gains on marketable equity securities and other investments, net from net income and net income per share in arriving at non-GAAP net income and net income per share. Our historical non-GAAP effective tax rates differ from our GAAP effective tax rates for those periods because non-GAAP income tax expense or benefit excludes certain GAAP discrete tax items, including the reversal of reserves related to potential income tax exposures that have been resolved. We exclude the impact of these discrete tax items from our non-GAAP income tax provision or benefit because management believes that they are not indicative of our ongoing business operations. Finally, we exclude amounts related to discontinued operations from our non-GAAP net income or loss and net income or loss per share because they are unrelated to our ongoing business operations. We exclude share-based compensation expenses from our non-GAAP financial measures primarily because we do not consider them part of ongoing operating results when assessing the performance of the organization, our operating segments and senior management, and the exclusion of these expenses facilitates the comparison of results for fiscal 2006 and guidance for future periods with results for prior periods, which did not include share-based compensation expenses for stock options and ESPP purchases. We exclude amortization of purchased intangible assets and acquisition-related charges from our non-GAAP financial measures because we believe that excluding these items facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition

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histories. We exclude gains on marketable equity securities and other investments, net from our non-GAAP financial measures because they are unrelated to our ongoing business operating results.
We refer to these non-GAAP financial measures in assessing the performance of Intuit’s ongoing operations and for planning and forecasting in future periods and measuring executive performance. These non-GAAP financial measures also facilitate our internal comparisons to Intuit’s historical operating results. We have historically reported similar non-GAAP financial measures and believe that the inclusion of comparative numbers provides consistency in our financial reporting. We generally compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year.
The reconciliations of the forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures in Table E1 include all information reasonably available to Intuit at the date of this press release. These tables include adjustments that we can reasonably predict. Events that could cause the reconciliation to change include acquisitions and divestitures of businesses, goodwill and other asset impairments and sales of marketable equity securities.

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